January 13, 2011

VIA EDGAR

United States Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561
Attn:	Kathleen Collins
Melissa Kindelan

Re:	VirnetX Holding Corporation
Form 10-K for fiscal year ended December 31, 2009 Filed March 31, 2010
Form 10-Q for fiscal quarter ended June 30, 2010 Filed August 9, 2010
File No. 001-33852

Ladies and Gentlemen:

We have received your comment letter dated December 21, 2010 related to the aforementioned filings by VirnetX Holding Corporation (the “Company”).  On behalf of the Company, we advise you that the Company intends to provide the Staff a written response to its comment letter via EDGAR on or around January 26, 2011.  The Company is in the process of gathering the information necessary to respond to your most recent letter and to provide its audit committee with the information and background it needs to provide management with its guidance in responding to your letter.  The Company is currently in the process of scheduling an audit committee meeting on January 25, 2011.  A member of the audit committee is out of the country next week and will not return until the week of January 24, 2011.  Should you have any questions or comments regarding the foregoing, please don’t hesitate to contact me at (650) 565-3606.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jeffrey Cannon
Jeffrey Cannon